Exhibit 99.5

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Florence V. Heynard
NICE Actimize
+852 2598 3831
florence.heynard@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize’s Card Fraud Solution Used by Thailand’s National ITMX,
A Leading Interbank Payment Provider, to Detect Fraud

The Actimize Card Fraud Solution in production will be monitoring 70 million ATM/debit card transactions a month for the provider’s 21 member banks

NEW YORK – January 15, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the Actimize Card Fraud Solution has been successfully implemented by National ITMX, Thailand’s interbank payment provider, providing real-time fraud detection for its 21 member banks. The implementation, fully completed in less than six months, detects fraud in ATM/debit card transactions and will be monitoring a total of nearly 70 million transactions per month.

The Actimize Card Fraud solution, which is part of the Actimize Integrated Fraud Management solutions suite, is being used by ITMX as part of its card fraud monitoring and detection system (CFMD) to monitor transactions in real time, protect its members from fraudulent transactions, and ensure consistent coverage across its member institutions while reducing financial losses and operational costs. In response to the strategic roadmap developed by the Bank of Thailand, National ITMX developed its proprietary framework - the ITMX System - to bring Thailand’s electronic commerce and payment system up to international best practices and standards. Partnering with Stream I.T. Consulting Ltd. in Thailand, NICE Actimize licensed the Actimize Card Fraud solution to National ITMX earlier this year.

“Our business direction is to serve the country’s strategic payment roadmap as initiated by the Bank of Thailand and, as such, it is our duty to ensure that our system is continually improving to cater to the needs of our members in the areas of new service development and customer satisfaction in terms of efficiency and added-value,” said Wanna Noparbhorn, Managing Director at National ITMX.

She added, “We selected NICE Actimize’s card fraud solution because we realized that we needed to add additional layers of security for our member institutions, as well as create greater awareness regarding fraud. Not only has our relationship with NICE Actimize and its partner, Stream I.T., been positive, but we can now offer a unique service to our members. It has been extremely beneficial to us to implement the NICE Actimize solution, as we have been able to know and understand our customers better, and the outcome has been rewarding.”

“Our deep experience in helping financial institutions develop and execute unique and adaptable enterprise fraud mitigation strategies has enabled us to address National ITMX’s challenges and offer a comprehensive solution to combat fraud for its member institutions that they can adapt and add to over time with additional capabilities,” said Amir Orad, President and CEO of NICE Actimize. “The depth of our expertise, and breadth and flexibility of our card fraud detection technology, will enable the cardholders covered by Thailand’s system to be protected and is expected to promote adoption of electronic payments in this fast-growing economy.”

“At Stream, we worked closely with National ITMX and NICE Actimize to deliver rapid deployment of the Actimize Card Fraud solution,” said Vichu Charuchandr, Managing Director at Stream I.T. Consulting Ltd. “In less than six months, we commenced real-time detection streaming through the CFMD System. The system is now live, servicing all 21 member banks operating in Thailand.”

Actimize Integrated Fraud Management solutions deliver real-time, customer-centric fraud prevention that support a holistic, enterprise-wide fraud management program. The NICE Actimize Card Fraud Solution, which is part of the Actimize Integrated Fraud Management suite, provides robust fraud detection and case management capabilities to process high volume, real-time transaction scoring, decisioning, alerting and resolution for signature, ATM, PIN and card not present card transactions, efficiently preventing fraudulent usage. Leveraging proven analytics, user-friendly policy authoring and customer-specific fraud strategies, the NICE Actimize advanced solutions detect more fraud with lower false positive rates, while allowing customers continued use of cards for legitimate transactions.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize,

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

About National ITMX Co. Ltd
National ITMX Company limited was established to satisfy Thailand's requirement to keep up with continuing global advancement in electronic commerce and payment systems. Under direction from the Bank of Thailand, National ITMX is set up to be the key infrastructure and central data processing system that exchanges, manages, and processes data across member banks/organizations in order to support e-commerce, electronics fund transfer, etc. The system supports all kinds of electronic payments and funds transfer from various banks’ channels including ATMs, Counters, Internet and mobile channels. To foster the interoperability among banks, the system created utilizing open platform that are secured, efficient, and has the ability to respond rapidly to the ever changing business environment, and bring Thailand's electronic payment system to the international level.

About Stream
Stream I.T. Consulting Ltd. was established in November 1998 and is fast becoming one of the leading Systems Integration and IT consultancies in Thailand today. Since its foundation, the consultancy has earned a reputation as a reliable provider of strategic business systems for transactional banking and Fraud Management Solution to local clients and is known for its strengths particularly in the Banking and Telecom sectors. More information is available at www.stream.co.th